Palestine Experience

**7 days
6 nights**



- **Adventure and learning with the experts.**

- **Home hospitality with Palestinian families in Beit Sahour & Beit Ummar**

- **Visit four of the most important cities Jerusalem - Bethlehem - Nablus - Hebron**

- **- Walk the markets - Meet the people -
  - Evening activity -**

- **Briefing with maps and analysis.**

- **Discussion with Palestinian organizations.**

- **- Church of Nativity - Abrahams Tomb
  - Western Wall - Samaritan Temple
  - Refugee camp - Separation Wall**

- **A comprehensive overview of life in the West Bank and Jerusalem with cultural experiences and political analysis.**

FAIR SERVICE
company
FAIR TRADE

Green Olive TOURS

*A Social Enterprise
Cultural & Educational*



 Green Olive Tours Director Fred Schlomka has been involved professionally with Israeli - Palestinian issues for ten years. He is a Fellow of the Echoing Green Foundation in New York, awarded for his work in advancing relationships between Jewish and Arab citizens of Israel. Fred, his colleagues, and Palestinian families will host and guide you during the four-day tour.

Staying in the home of a Christian Palestinian family in Bethlehem offers warm hospitality, culture, and understanding of the Occupation from the inside.



 You'll stay with a family in the Bethlehem suburb of Beit Sahour, eating at their table and getting a taste of communal life in a challanging environment.

ITINERARY

Day 1 - Monday
Greater Jerusalem and The Old City
You will meet your host, Fred Schlomka at the pickup point in Jerusalem. After stowing your baggage in the van, your trip will start with a briefing on the history and current status of the Israeli Occupation of the West Bank. Then you'll go on a tour of Jerusalem's Old city, taking in the Western Wall and the Church of the Holy Selpucher in addition to seeing the Israeli settler homes that have been sprouting in the Muslim Quarter.



After lunch you will tour the suburban Jerusalem settlements, Palestinian neighborhoods, the Separation Barrier, and segregated roads. These will include Ma'ale Adumim, Pizgat Ze'ev, Beit Hanina, and Anata. You'll drive through Ma'ale Adumim, one of the largest settlements in the West Bank (pop. 35,000). *Dinner and overnight in Beit Sahour (Bethlehem) with your host famly.*

Day 2 - Tuesday - Bethlehem
Today you'll be with a Palestinian guide for an overview of Bethlehem. The guide will provide a window into Palestinian society. Throughout the day you'll be visiting sites and meeting people.

You'll visit the Church of Nativity, the Old City, Aida Refugee Camp, the Palestine Heritage Center, and see the Separation Barrier up close. You'll see the famous Bansky grafitti, and have a discussion with a leader of a Palestinian youth and community center. Later you'll go to the AIC Café for an evening of culture and discussion. *Overnight in Beit Sahour.*

Day 3 - Wednesday - Nablus
After traveling through through the Central West Bank to Nablus The first stop will be Jacobs Well and the Balata Refugee Camp. where you'll see the crowded conditions and hear some stories about life there, and visit a youth or woman's organization

You'll see the Old City with its beautiful labyrinth of buildings dating back to the Ottoman period. You'll visit the ancient Turkish baths and an olive oil soap factory. Then up to the Samaritan's hilltop village on Mount Grizim as see the site of their ancient temple. *Overnight in Beit Sahour.*

Day 4 - Thursday - Hebron

You'll travel south through the Gush Etzion settlement block and see many settlements, Palestinian villages and lush farms en-route. In Hebron you'll visit Abraham's Tomb - both the Mosque and the synagog. Then through the Old City witnessing the disruption to daily life caused by the Israeli settlers and heavy security presence.

Lunch will be with a Palestinian family. On the way out of Hebron you'll visit a traditional glass-blowing workshop. Then back to Bethlehem where you'll visit the Deheisha refugee camp, then back to Nativity square for some free time in the Old City, or another visit to the Church of Nativity.

Day 5 - Friday - Transfer to Beit Ummar

You'll travel from Bethlehem south to the village. On arrival at Beit Ummar you'll meet your host Mousa, and settle in to your room. You'll stay in dormitory accommodations in his family home that has comfortable lounge areas, a balcony and outdoor space. Hot drinks are always available in the kitchen. Just help yourself and make yourself at home.

There is wireless internet throughout - so you can sit under an olive tree while getting your email, or use the computer in the lounge.

You'll spend the day walking the village with Mousa, meeting local families to learn about their life and issues with land confiscation and settlers. Beit Ummar is a Palestinian Muslim village between Bethlehem and Hebron in the middle of Israel's Gush Etzion settlement bloc.

In addition to the formal program of activities, you are encouraged to wander the village, meet people, and soak up the atmosphere. There are also adjacent country areas where you can stroll through the olive groves.

Day 6 - Saturday - Beit Ummar

In the morning you'll visit farmers in their fields and homes around the village and see firsthand the situation with the settlements which have been built on confiscated land. You'll also be learning about the Palestine Solidarity Project. The villagers have developed a strategy of non-violent resistance to the Occupation and organize a variety of activities.

These include accompanying farmers to their land when there is a danger of settler violence, replanting destroyed trees, and resisting home demolitions. They also have established a women's embroidery cooperative. You will have an opportunity to learn about these activities, and meet activists in the village to learn firsthand about their work.

Day 7 - Sunday

You'll take a field trip with Mousa to the South Hebron Hills and visit villagers in areas under threat by settlers who have lost much of their land and are constantly harassed when they attempt to cultivate their land close to a settlement.

En-route you'll pass the Kiriyat Arba settlement, a city being built at the edge of Hebron. Some of the South Hebron residents live shacks, tents and caves. You'll have an opportunity to meet them and learn about their lives.

Day 8 - Monday

You'll depart for Jerusalem after breakfast, either with public transportation or by private car if you prefer.